Exhibit 99.1

Execution Version

Underwriting Agreement

November 21, 2022

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

BofA Securities, Inc.

1540 Broadway

NY8-540-26-01

New York, NY 10036

Citigroup Global Markets Inc.

388 Greenwich Street,

New York NY 10013

Mizuho Securities USA LLC

1271 Avenue of the Americas

New York, NY 10020

Commerz Markets LLC

225 Liberty Street

New York, NY 10281-1050

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas, 17th Floor

New York, NY 10019

HSBC Securities (USA) Inc.

452 Fifth Avenue,

New York, NY 10018

RBC Capital Markets, LLC

Brookfield Place

200 Vesey Street, 8th Floor

New York, NY 10281

SMBC Nikko Securities America, Inc

277 Park Avenue, 5th Floor

New York, NY 10172

UniCredit Capital Markets LLC

Attn. Andy Lupo

150 E 42nd st, fl 29

New York, NY 10017, USA

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom J.P. Morgan Securities LLC is acting as representative (the “Representative”), $1,200,000,000 principal amount of its 6.550% Notes due 2027 (the “2027 Notes”) and $1,000,000,000 principal amount of its 6.800% Notes due 2032 (the “2032 Notes”) having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to the Indenture dated as of June 1, 2015, among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”), as supplemented by a supplemental indenture to be dated as of November 29, 2022 (the “Indenture”). The non-U.S. affiliates of the Underwriters are set forth in Schedule 5 hereto.

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.558% for the 2027 Notes and a price equal to 98.921% for the 2032 Notes, both of the principal amount thereof, plus accrued interest, if any, from November 29, 2022 to the Closing Date (as defined below). The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representative is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 6:00 P.M., New York City time, on November 21, 2022. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Shearman & Sterling (London) LLP at 10:00 A.M., New York City time, on November 29, 2022, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representative and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the account(s) specified by the Company to the Representative against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representative not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information (the “Underwriter Information”) relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or any Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the table and in the third paragraph, the fourth paragraph, the second sentence of the seventh paragraph, the eighth paragraph, and the ninth paragraph and in “Other Relationships” under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus, and the following information in the final Pricing Term Sheet dated November 21, 2022: (i) the names of the Underwriters; (ii) the Spread to Benchmark Treasury, (iii) Benchmark Treasury and (iv) the Benchmark Treasury Price and Yield.

Notices to the Underwriters shall be given at: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179; BofA Securities, Inc., 1540 Broadway, NY8-540-26-01, New York, NY 10036, Facsimile: (646) 855-5958, Attention: High Grade Transaction Management/Legal dg.hg_ua_notices@bofa.com; Citigroup Global Markets Inc., 388 Greenwich Street, New York NY 10013; Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020; Commerz Markets LLC, 225 Liberty Street, New York, NY 10281-1050; Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, 17th Floor, New York, NY 10019, Attention: Fixed Income Syndicate. U.S. Toll Free: +1 866 807 6030; HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, Attention: Transaction Management Group, Phone: +1212-525-2346, Fax: +1646-366-3229, Email: tmg.americas@us.hsbc.com; RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Transaction Management, Facsimile: (212) 428-6308; SMBC Nikko Securities America, Inc, 277 Park Avenue, 5th Floor, New York, NY 10172; UniCredit Capital Markets LLC, Attn. Andy Lupo, 150 E 42nd st, fl 29, New York, NY 10017, USA;.

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All provisions contained in the document entitled ArcelorMittal Underwriting Agreement Standard Provisions (the “Standard Provisions”), which was filed as Exhibit 1.1 to the Registration Statement on Form F-3 dated May 12, 2021 (File No. 333-256031), are incorporated by reference herein in their entirety and shall be deemed to be applicable and a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that: (i) if any term defined in such Standard Provisions is otherwise defined herein, the definition set forth herein shall control; (ii) Section 1 of the Standard Provisions is completed by the following file number of the Registration Statement: File No 333-256031; (iii) Section 3(t) of the Standard Provisions is supplemented to include a second paragraph with the following language “Ernst & Young, S.A. who has reviewed certain financial information of the Company and its subsidiaries, included or incorporated by reference in each of the Registration Statement, Time of Sale Information and the Prospectus, is an independent registered public accounting firm with respect to the Company and its subsidiaries within the applicable rules and regulations adopted by the Commission and the Public Company Accounting Oversight Board (United States) and as required by the Securities Act.”; (iv) the phrase “, including, without limitation, the so-called Donetsk People’s Republic and so-called Luhansk People’s Republic and Crimea region of Ukraine, Cuba, Iran, Syria and North Korea” shall be inserted after the word “territory” in Section 3(dd)(a)(ii) of the Standard Provisions; (v) Section 5(d)(B) is replaced in its entirety with “(B) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; (v) Section 6(f) of the Standard Provisions is supplemented to include a second paragraph as follows “(f) and as of the date hereof and on the Closing Date, Ernst & Young, S.A. shall have furnished to the Representative, at the request of the Company, a letter, dated the date of delivery thereof and addressed to the Underwriters, in the form and substance reasonably satisfactory to the Representative, to the effect set forth in an annex to the Underwriting Agreement; provided that the letter delivered on the Closing Date shall use a “cut-off” date no more than five business days prior to such date”; (vi) the phrase “(x) on and as of the date hereof and the Closing Date, from an authorized representative of the Company who has knowledge of the Company’s financial matters and is reasonably satisfactory to the Representative, a certificate substantially in the form of Annex E hereto, and (y)” shall be inserted after the word “received” in Section 6(e) of the Standard Provisions; (vii) the phrase “U.S. federal or New York State authorities” in clause (iii) of Section 8 of the Standard Provisions shall be deleted and replaced with the phrase “the authorities of any of the U.S. (federal or New York State) or Luxembourg”; (viii) in section 14(b), “ArcelorMittal Sales and Administration LLC, 833 W. Lincoln Highway, Suite 200E, Schererville, IN 46375, United States of America” shall be replaced by “ArcelorMittal Sales and Administration LLC, 833 W. Lincoln Highway, Suite 200E, Schererville, IN 46375, United States of America” and (ix) the following provisions do not apply: Sections 5(e), (f), (j) and (k), Section 18, and Section 20(g). For certainty, Sections 5(d) and (i) and Section 16 do apply.

In addition, the Company represents and warrants to each Underwriter that the Company’s condensed consolidated statements of financial position, condensed consolidated statement of operations, condensed consolidated statements of cash flows, condensed consolidated statements of other comprehensive income and the condensed consolidated statements of changes in equity, and the notes thereto, as of and for the six months ended June 30, 2022 furnished on the Company’s Report of Foreign Private Issuer on Form 6-K dated July 29, 2022, and as of and for the nine months ended September 30, 2022 furnished on the Company’s Report of Foreign Private Issuer on Form 6-K dated November 16, 2022, incorporated by reference in the Time of Sale Information, Preliminary Prospectus and the Prospectus present fairly the financial position of the Company and its subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified; such financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board applied on a consistent basis throughout the periods covered thereby.

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this agreement may be delivered by facsimile, electronic mail (including Adobe pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Agreement. Each of the Underwriters represents and warrants that it has the corporate capacity and authority to execute this Agreement through electronic means and there are no restrictions for doing so in that Underwriter’s constitutive documents.

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If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By:	/s/ Maureen Baker
Name: Maureen Baker
Title: Head Funding

By:	/s/ Philippe Noury
Name: Philippe Noury
Title: Group Treasurer

Accepted: November 21, 2022

J.P. MORGAN SECURITIES LLC

By	/s/ Som Bhattacharyya
Authorized Signatory

BOFA SECURITIES, INC.

By	/s/ Sandeep Chawla
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Brian D. Bednarski
Authorized Signatory

MIZUHO SECURITIES USA LLC

By	/s/ Joseph Santaniello
Authorized Signatory

COMMERZ MARKETS LLC

By	/s/ John Geremia
Authorized Signatory

By	/s/ Maribel Cabrera
Authorized Signatory

CREDIT AGRICOLE SECURITIES (USA) INC.

By	/s/ David C. Travis
Authorized Signatory

By	/s/ Nicholas Leopardi
Authorized Signatory

HSBC SECURITIES (USA) INC.

By	/s/ Patrice Altongy
Authorized Signatory

RBC CAPITAL MARKETS, LLC

By	/s/ Scott G. Primrose
Authorized Signatory

SMBC NIKKO SECURITIES AMERICA, INC

By	/s/ John Bolger
Authorized Signatory

UNICREDIT CAPITAL MARKETS LLC

By	/s/ Andy Lupo
Authorized Signatory

By	/s/ Lars Veltmann
Authorized Signatory

Schedule 1

Underwriter	Principal Amount of the 2027 Notes	Principal Amount of the 2032 Notes
J.P. Morgan Securities LLC	$171,429,000	$133,333,000
BofA Securities, Inc	$171,429,000	$133,333,000
Citigroup Global Markets Inc.	$171,429,000	$133,333,000
Mizuho Securities USA LLC	$171,429,000	$133,333,000
Commerz Markets LLC	$85,714,000	$77,778,000
Credit Agricole Securities (USA) Inc.	$85,714,000	$77,778,000
HSBC Securities (USA) Inc.	$85,714,000	$77,778,000
RBC Capital Markets, LLC	$85,714,000	$77,778,000
SMBC Nikko Securities America Inc	$85,714,000	$77,778,000
UniCredit Capital Markets LLC	$85,714,000	$77,778,000
Total	$1,200,000,000	$1,000,000,000

Schedule 2

Debt Securities

Underwriters and Address for Notices:

Notices to the Underwriters shall be given at:

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179.

BofA Securities, Inc., 1540 Broadway, NY8-540-26-01, New York, NY 10036, Facsimile: (646) 855-5958, Attention: High Grade Transaction Management/Legal dg.hg_ua_notices@bofa.com.

Citigroup Global Markets Inc., 388 Greenwich Street, New York NY 10013;

Mizuho Securities USA LLC, 1271 Avenue of the Americas, New York, NY 10020.

Commerz Markets LLC, 225 Liberty Street, New York, NY 10281-1050.

Credit Agricole Securities (USA) Inc., 1301 Avenue of the Americas, 17th Floor, New York, NY 10019, Attention: Fixed Income Syndicate. U.S. Toll Free: +1 866 807 6030.

HSBC Securities (USA) Inc., 452 Fifth Avenue, New York, NY 10018, Attention: Transaction Management Group, Phone: +1212-525-2346, Fax: +1646-366-3229, Email: tmg.americas@us.hsbc.com.

RBC Capital Markets, LLC, Brookfield Place, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Transaction Management, Facsimile: (212) 428-6308.

SMBC Nikko Securities America, Inc, 277 Park Avenue, 5th Floor, New York, NY 10172.

UniCredit Capital Markets LLC, Attn. Andy Lupo, 150 E 42nd st, fl 29, New York, NY 10017, USA.

Certain Terms of the Securities:

2027 Notes:

Title of Securities: 6.550% Notes due 2027

Aggregate Principal Amount of Securities: $1,200,000,000

Maturity Date: November 29, 2027, unless earlier redeemed

Interest Rate:6.550% per annum

Interest Payment Dates: May 29 and November 29, commencing May 29, 2023

Record Dates: May 15 and November 15

Redemption Provisions: Make whole call at Treasury plus 40 basis points; Par Call Date of October 29, 2027; Tax redemption at 100%

Change of Control: 101%

2032 Notes:

Title of Securities: 6.800% Notes due 2032

Aggregate Principal Amount of Securities: $1,000,000,000

Maturity Date: November 29, 2032, unless earlier redeemed

Interest Rate: 6.800% per annum

Interest Payment Dates: May 29 and November 29, commencing May 29, 2023

Record Dates: May 15 and November 15

Redemption Provisions: Make whole call at Treasury plus 50 basis points; Par Call Date of August 29, 2032; Tax redemption at 100%

Change of Control: 101%

Schedule 3

Time of Sale Information

1.	Pricing term sheet containing the terms of the Securities, substantially in the form of Schedule 4.

Schedule 4

Final Term Sheet

ArcelorMittal

$1,200,000,000 6.550% Notes due 2027

This final term sheet dated November 21, 2022, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 21, 2022, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	6.550% Notes due 2027

Size:	$1,200,000,000

Price:	99.908% of face amount

Maturity Date:	November 29, 2027, unless earlier redeemed

Coupon:	6.550% per annum

Yield to Maturity:	6.572%

Benchmark Treasury:	UST 4.125% due October 31, 2027

Benchmark Treasury Price and Yield:	100-14+; 4.022%

Spread to Benchmark Treasury:	T+255 bps

Interest Payment Dates:	May 29 and November 29, commencing May 29, 2023

Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $4,200,000, amount to approximately $1,194,696,000.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes. In addition, following the closing of this offering, commitments which remain available under the Bridge Facility Agreement related to the financing of the intended acquisition of Companhia Siderúrgica do Pecém will, in accordance with the terms thereof, be cancelled in an amount equal to the amount by which this offering exceeds approximately $400 million, less certain expenses and tax costs that may, pursuant to the terms of the Bridge Facility Agreement, be deducted from the amount to be cancelled.

Change of Control:	101%

Make-whole Spread:	T+40 bps

Par Call Date:	October 29, 2027

Trade Date:	November 21, 2022

Settlement Date:	T+5; November 29, 2022

CUSIP:	03938LBE3

ISIN:	US03938LBE39

Denominations/Multiple:	$2,000 x $1,000

Expected Security Ratings:	[intentionally omitted]

Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc

UniCredit Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect at 1-212-834-4533; BofA Securities, Inc. by calling 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; or Mizuho Securities USA LLC by calling 1-866-271-7403.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The underwriters expect to deliver the Notes on or about November 29, 2022, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$1,000,000,000 6.800% Notes due 2032

This final term sheet dated November 21, 2022, relates only to the securities described below and should be read together with the preliminary prospectus supplement dated November 21, 2022, and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together, the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security Description:	6.800% Notes due 2032

Size:	$1,000,000,000

Price:	99.371% of face amount

Maturity Date:	November 29, 2032, unless earlier redeemed

Coupon:	6.800% per annum

Yield to Maturity:	6.888%

Benchmark Treasury:	UST 4.125% due November 15, 2032

Benchmark Treasury Price and Yield:	102-11+; 3.838%

Spread to Benchmark Treasury:	T+305 bps

Interest Payment Dates:	May 29 and November 29, commencing May 29, 2023

Total Net Proceeds Before Expenses:	The net proceeds of the Notes offering, after deduction of the underwriting discount of approximately $4,500,000, amount to approximately $989,210,000.

Use of Proceeds:	ArcelorMittal intends to use the net proceeds of this offering for general corporate purposes. In addition, following the closing of this offering, commitments which remain available under the Bridge Facility Agreement related to the financing of the intended acquisition of Companhia Siderúrgica do Pecém will, in accordance with the terms thereof, be cancelled in an amount equal to the amount by which this offering exceeds approximately $400 million, less certain expenses and tax costs that may, pursuant to the terms of the Bridge Facility Agreement, be deducted from the amount to be cancelled.

Change of Control:	101%

Make-whole Spread:	T+50 bps

Par Call Date:	August 29, 2032

Trade Date:	November 21, 2022

Settlement Date:	T+5; November 29, 2022

CUSIP:	03938LBF0

ISIN:	US03938LBF04

Denominations/Multiple:	$2,000 x $1,000

Expected Security Ratings:	[intentionally omitted]

Underwriters:

Joint Book-Running Managers

BofA Securities, Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc

UniCredit Capital Markets LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC by calling collect at (212) 834-4533; BofA Securities, Inc. by calling 1-800-294-1322; Citigroup Global Markets Inc. by calling toll-free: 1-800-831-9146; or Mizuho Securities USA LLC by calling 1-866-271-7403.

MiFID II professionals/ECPs-only/No PRIIPs KID—Manufacturer Target Market (MiFID II Product Governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs Key Information Document (KID) has been prepared as not available to retail in EEA.

The underwriters expect to deliver the Notes on or about November 29, 2022, which will be five business days (as such term is used for purposes of Rule 15c6-1 of the U.S. Exchange Act) following the date of pricing of the notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Schedule 5

Non-U.S. Affiliates of Underwriters and Addresses

J.P. Morgan Markets Limited

25 Bank Street

Canary Wharf

London

E14 5JP

United Kingdom

J.P. Morgan Dublin plc

200 Capital Dock

79 Sir John Rogerson’s Quay

Dublin 2

Ireland

BofA Securities Europe SA

51 rue La Boétie

Paris

75008

France

Citigroup Global Markets Limited

Citigroup Centre

Canada Square, Canary Wharf

London

E14 5LB

United Kingdom

Mizuho International plc

30 Old Bailey

London

EC4M 7AU

United Kingdom

Commerzbank Aktiengesellschaft

Kaiserstraße 16 (Kaiserplatz)

Frankfurt am Main

60261

Germany

Crédit Agricole Corporate and Investment Bank

12 place des Etats-Unis

CS 70052

Montrouge Cedex

92547

France

HSBC Bank plc

8 Canada Square

London

E14 5HQ

United Kingdom

RBC Europe Limited

100 Bishopsgate

London

EC2N 4AA

United Kingdom

SMBC Bank EU AG

Neue Mainzer Straße 52-58

Frankfurt

60311

Germany

UniCredit Bank AG

Arabellastr. 12

Munich

81925

Germany

Annex E

Form of CFO Certificate